

August 30, 2010

Mr. Vincent Lok
Chief Financial Officer
Teekay Tankers Ltd.
Suite No. 1778
48 Par-La-Ville Rd.
Hamilton, HM 11
Bermuda

> **Re:** **Teekay Tankers Ltd.**
> **Form 20-F**
> **Filed March 30, 2010**
> **Amendment No. 1 to Form 20-F**
> **Filed April 5, 2010**
> **Amendment No. 2 to Form 20-F**
> **Filed June 3, 2010**
> **File No. 001-33867**

Dear Mr. Lok:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (441) 292-3931
Roy Spires
Teekay Tankers Ltd.